                                                File No. 70-09469



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           West Penn Power Company
                           800 Cabin Hill Drive
                           Greensburg, PA  15601





(Name of company or companies filing this statement and addresses of principal executive offices)


                     Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                      Thomas K. Henderson, Esq.
                      Vice President
                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                          Hagerstown, MD 21740-1766



(Name and address of agent for service)


                        TABLE OF CONTENTS


Item 1.   Description of Proposed Transaction      1

     A.   Introduction                             1

     B.   Background of Competition and Regulatory
            Environment in Pennsylvania            2

     C.   Mechanics of Securitization              5

     D.   Requested Authority                      6

          1.   Formation of Newco and Transfer of
                 ITP and Associated ITC Revenue
                 Stream                            6

          2.   Formation of Special Purpose LLC and
                 Transfer of ITP and Associated ITC
                 Revenue Stream                    7

          3.   Issuance of Transition Bonds        9

          4.   Loan                               10

          5.   Servicing Agreement                10

     E.   Service Agreement with APSC             12

     F.   Formation of New Subsidiaries Will Benefit
            Shareholders and Will Not Unduly
            Complicate the Holding Company Structure   12

     G.   Use of Proceeds                         15


1.   Applicants hereby amend Item No. 1. Description of  Proposed

     Transaction by deleting it in its entirety and substituting the following therefor:



     Item No. 1.    Description of Proposed Transaction



          A.  Introduction

          West Penn Power Company, a public utility subsidiary of

Allegheny  Energy,  Inc.,  a registered holding  company,  hereby requests  authority to engage in the following transactions  from time  to time, as applicable, through December 31, 2007:  (a)  to form  a  new  domestic subsidiary corporation ("Newco");  (b)  to

transfer   intangible  transition  property  and  the  associated

intangible transition charges revenue stream (both as defined and discussed below), to Newco in exchange for Newco's stock; (c) for

Newco to acquire all the limited liability interests in a wholly-

owned  limited liability company ("Special Purpose LLC") in which

Newco  would  own all the equity; (d) for Newco to  transfer  the intangible  transition  property and  the  associated  intangible transition  charges  revenue stream to  Special  Purpose  LLC  in exchange  for the net proceeds from the sale of Transition  Bonds

(as  defined below); (e) for Newco to loan the net proceeds  from the  sale of the Transition Bonds to West Penn; (f) for West Penn to  issue  a  note of up to $670 million to Newco;  and  (g)  for

Special Purpose LLC to issue Transition Bonds to the public, with a  final  maturity  no later than January 2, 2010,  as  discussed below.

           West  Penn further requests that the Commission  grant

such  other authorizations as may be necessary in connection with the transactions described herein.



                    B.   Background of Competition and Regulatory
               Environment in Pennsylvania

           As the Commission is aware, deregulation of generation

has begun and competition at the retail level is now a reality in

Pennsylvania.  Pennsylvania is the state in which  West  Penn  is incorporated and where its entire service territory  is  located.

The  Electricity Generation Customer Choice and Competition  Act,

66  Pa.  C.S.  Section  2801  et seq. (together  with  regulatory interpretations, the "Competition Act"), was enacted in  December

1996,  and provided for the restructuring of the electric utility

industry  in  Pennsylvania.   The Competition  Act  required  the

unbundling   of   electric   services   into   separate   supply,

transmission,   and  distribution  services  with   open   retail

competition  for  supply.  Electric distribution services  remain regulated by the Pennsylvania Public Utility Commission  ("PUC").

Transmission  services will be provided pursuant to a  FERC-filed

Open  Access  Transmission Tariff. The Competition  Act  required utilities  to  submit restructuring plans to the  PUC,  including transition costs which result from competition.  Transition costs include regulatory assets, long-term purchased power commitments,

and other costs, including investment in generating plants, spent-

fuel  disposal,  retirement costs and reorganization  costs,  for which  an  opportunity  for recovery  is  allowed  in  an  amount

determined  by the PUC to be just and reasonable.   These  costs,

after  mitigation by the utility, are to be recovered  through  a

Competitive  Transition Charge ("CTC") approved by  the  PUC  and collected from distribution customers for up to nine years from the date of enactment (or for an alternate period determined by the  PUC  for good cause shown).  During that period, the utility is  subject  to  rate caps which provide that, for a  significant portion of that period, total charges to customers cannot  exceed the  rates  in place as of December 31, 1996, subject to  certain exceptions.



           In  August  1997,  West Penn was required  to  file  a

restructuring  plan  with  the PUC, which,  among  other  things,

unbundled  generation  from transmission and  distribution.   The

restructuring  plan  was  contested and  became  the  subject  of hearings,  which  finally  resulted  in  a  settlement  that  was approved  by  the PUC on November 19, 1998.  (See the  settlement agreement,  and the PUC's Final Opinion and Order approving  such settlement, attached as Exhibits.) The PUC's Order authorized and provided  state  regulatory  pre-approval  for  the  transactions described herein.



           In  Pennsylvania, full electric generation competition

is being phased in.  For West Penn, its settlement called for one-

third  of  each  customer class to have direct retail  access  on

January  1, 1999, and for an additional one-third to have  direct

retail  access  on  January  2,  1999.   Retail  access  for  the

remaining one-third will occur on January 2, 2000.



           The  Competition Act also authorized the PUC to  adopt

Qualified  Rate  Orders  ("QRO")  to  approve  the  issuance   of

Transition Bonds (as defined below) by a utility, a subsidiary of a utility, or a third-party assignee of a utility, as a mechanism

to  mitigate  transition costs and reduce customer rates.   Under

the Competition Act, proceeds of Transition Bonds are required to be used principally to reduce qualified stranded costs and the related capitalization of the utility. To the extent a QRO and the rates and other charges authorized thereunder are declared to be irrevocable, the irrevocable QRO issued by the PUC will create

"Intangible Transition Property" ("ITP") by contract which can be used  to  secure the Transition Bonds.  The Transition Bonds  are repayable from irrevocable Intangible Transition Charges  ("ITC")

which are collected in lieu of CTC.



           ITCs are generally defined as amounts authorized to be

imposed  on  all customer bills, pursuant to an irrevocable  QRO,

for  the purpose of recovering the principal and interest on  the

Transition  Bonds,  costs to cover credit enhancements,  cost  of retiring existing debt and equity, costs of defeasance, servicing

fees   and   other  related  fees,  taxes,  costs  and   expenses

("Qualified Transition Expenses" or "QTEs").  ITCs are  collected through  non-bypassable charges imposed by  an  electric  utility that provides electric transmission and distribution services  to a  customer located in its certificated territory, regardless  of whether that customer continues to purchase electricity from that electric  utility.  The ITC will be a specified dollar amount  on each  customer  bill  determined by applying  certain  rates  per kilowatthour of usage and, in some cases, per kilowatt of demand,

to  each customer's bill.  The collection of the ITC will  likely be  dependent upon, among other things, the utility's ability  to forecast by customer class: 1) number of customers and/or  usage;

2)  delinquencies and charge-offs; and 3) payment lags.   In  the

QRO,  the  PUC may provide for periodic adjustments  to  the  ITC

("true-ups") in accordance with the Competition Act and the  QRO.

Once  the  QRO declares the ITC to be irrevocable,  none  of  the utility,  the  PUC,  the  Commonwealth of Pennsylvania,  nor  any

instrumentality thereof, has any right to modify the ITC, except in accordance with the specific terms of the QRO and the

Competition Act.



          C.   Mechanics of Securitization

           As  discussed above, the Competition Act provides  for

the   use  of  securitization  as  a  form  of  transition   cost

mitigation.   For  purposes  of the securitization,  an  electric

utility's  ITP  and related ITC revenue stream are isolated  from the  risks  of the electric utility through their transfer  to  a bankruptcy-remote assignee (in this case, Special Purpose LLC  in

the  transfer  from  Newco).   Special  Purpose  LLC  will  issue

Transition  Bonds secured by the ITP and the ITC revenue  stream.

The  Competition  Act  provides that a  transfer  of  ITP  by  an electric  utility in a transaction approved in  a  QRO  shall  be treated  as  an absolute transfer of all of the utility's  right,

title  and interest in the ITP as in a true sale, and  not  as  a pledge  or  other  financing, other than for  Federal  and  state income and franchise tax purposes.



          As ITCs are imposed and collected, such amounts will be

used  to  pay principal and interest on the Transition Bonds,  as

well  as  fees and expenses related to the transaction.   To  the

extent ITCs prove insufficient (or more than sufficient) to  fund credit  enhancement  requirements  and  to  pay  QTEs,  including interest  and principal on the Transition Bonds, the  Competition

Act  provides for true-ups through filings with the  PUC.   Aside

from   these  ITC  adjustments,  the  Competition  Act  generally provides  that the Commonwealth of Pennsylvania will  not  reduce the  value  of the ITP or the ITC until the Transition Bonds  are discharged.

            The  components  of  the  securitization  transaction

outlined  above  will  increase  the  creditworthiness   of   the

Transition  Bonds because the underlying securitized assets  (the

ITP  and its associated ITC revenue stream) are isolated from the risks  associated  with the other assets of an electric  utility,

upon  being  transferred to a bankruptcy remote  special  purpose entity (the Special Purpose LLC).  The creditworthiness of  these assets is further enhanced by the Commonwealth's agreement  under the  Competition  Act and by its issuance of an irrevocable  QRO,

not  to  reduce the value of the ITP or ITC until the  Transition

Bonds are discharged, and by the PUC's issuance of an irrevocable

QRO  that specifies the QTEs to be recovered through the ITC  and approves  a  methodology  for periodic adjustments  to  the  ITC.

These aspects of the securitization transaction will enable  most of  the Special Purpose LLC's Transition Bonds to obtain a higher credit  rating  than the debt instruments of West Penn  (although the  class of Transition Bonds with the latest expected  maturity date  may have an equal or lower rating because of the short time between  the expected maturity date and the legal final  maturity date).



                    D.   Requested Authority


           In  accordance with the procedures set  forth  in  the

Competition  Act,  on  November 19, 1998,  the  Pennsylvania  PUC

adopted  a  final  QRO  in response to West  Penn's  application,

authorizing the recovery of transition costs by West Penn of $670 million  (or  $630  million in the event of a  merger  with  DQE,

Inc.).  No litigation concerning the QRO is presently pending and the time for filing appeals has passed.

                             1.   Formation of Newco and Transfer
                  of ITP and Associated ITC Revenue Stream


           In  connection with the November 19, 1998 QRO, or  any

other  subsequent QRO adopted by the Pennsylvania PUC, West  Penn

requests   authority  to  form  a  new,  wholly-owned  subsidiary

("Newco").   The transactions for which authorization  under  the

Act is sought hereunder  include: (1) the completion of the steps necessary  for  the  formation of  Newco,  a  corporation  to  be organized under the laws of a state other than Pennsylvania, as a new,  wholly-owned subsidiary of West Penn; (2) the  issuance  by

Newco  and the acquisition by West Penn of all of Newco's  stock.

Pursuant to a transfer agreement, West Penn will transfer the ITP and associated ITC revenue stream created by that QRO to Newco in exchange for the Newco stock, which will be treated as a  capital contribution  or a true sale, but not as a secured financing  for bankruptcy  purposes.  Newco initially will  be  capitalized  (at least 0.5% of the total principal amount of the Transition Bonds)

through some form of capital contribution by West Penn.



                             2.    Formation  of Special  Purpose
                  LLC  and  Transfer  of ITP and  Associated  ITC
                  Revenue Stream

          West Penn also requests authority to form a new, wholly-

owned  limited  liability subsidiary  of Newco ("Special  Purpose

LLC").  In connection with the formation of  Special Purpose LLC,

the  transactions for which authorization under the Act is sought hereunder  include: (1) the completion of the steps necessary for

the  formation  of  Special  Purpose LLC,   a  limited  liability

corporation to be formed under the laws of Delaware; and  (2) the issuance  by  Special Purpose LLC of limited liability  interests and  the  acquisition  by Newco of all of the  limited  liability interests  in Special Purpose LLC.  Newco also requests authority to transfer the ITP and associated ITC revenue stream to its newly-created, bankruptcy remote, wholly-owned Special Purpose

LLC company.  The Special Purpose LLC requests authority to issue debt  securities ("Transition Bonds") secured by the ITP and  the associated  ITC revenue stream. The Special Purpose LLC  will  be capitalized (at least 0.5% of the total principal amount  of  the

Transition  Bonds) through some form of capital  contribution  by

Newco.  The Special Purpose LLC will deposit that amount  into  a

"Capital Subaccount."



           Pursuant to a "Sale Agreement" between Newco  and  the

Special  Purpose  LLC,  in  exchange  for  the  proceeds  of  the

Transition Bonds, Newco will transfer the ITP and associated  ITC revenue  stream  to the Special Purpose LLC in a  transfer  which will  be regarded as a true sale for bankruptcy purposes.  It  is anticipated  that  most of the Transition  Bonds  will  be  rated higher  than the senior unsecured long-term debt of West Penn  by at  least two nationally recognized rating agencies (the class of

Transition Bonds with the latest expected maturity date may  have an  equal  or lower rating because of the short time between  the expected maturity date and the legal final maturity date).



           The ITC charge will be set to provide for recovery  of

an  excess  amount  (the "Overcollateralization Reserve  Required

Amount") over that needed to pay expected costs and debt  service on  the  Transition Bonds.  Collections of this additional amount will be deposited into an "Overcollateralization Subaccount."  To enhance the creditworthiness of the Transition Bonds, this amount will  be expected to be collected over the expected term  of  the

Transition Bonds.

           West  Penn, as the "servicer" of the ITCs, will  remit

monthly (or more frequently) all amounts collected in respect  of the  ITCs  to  a  collection account maintained by the  indenture trustee  for  the benefit of the holders of the Transition  Bonds

(the  "Collection  Account").   Quarterly  or  semiannually,  the

Special Purpose LLC will pay out of the Collection Account, among other  things authorized by the QRO, the trustee fees,  servicing fees,  administrative  costs,  operating  expenses,  accrued  but unpaid  interest  on  all classes of the  Transition  Bonds,  and principal (to the extent scheduled) on the Transition Bonds.  Any remaining  balance  in the Collection Account  will  be  used  to

restore   the   Capital  Subaccount,  fund  and   replenish   the

Overcollateralization Subaccount (to the extent  scheduled),  and

then  be  added to reserves (the "Reserve Subaccount").   Because

the  QTEs include West Penn's costs of retiring its own debt  and equity,  as such costs are incurred, the Special Purpose LLC  may also use funds in the Reserve Subaccount to make payments to West

Penn for this purpose, to the extent that such costs are included as QTEs and have not previously been recovered by West Penn.



               3.   Issuance of Transition Bonds

           West  Penn requests authority for the Special  Purpose

LLC to issue up to $670 million in Transition Bonds.  The Special

Purpose  LLC  may  issue Transition Bonds in  the  form  of  debt securities  in  one or more series, and each such series  may  be issued  in  one  or  more  classes.  Different  series  may  have different  maturities and coupon rates and each series  may  have classes with different maturities and coupon rates.  Overall, the characteristics  of  the Transition Bonds will  be  substantially similar to bonds issued by other issuers in other contexts; it is the  Competition Act and the procedures set forth  therein  which add  complexity to the proposed transaction rather than the terms
of  the  Transition  Bonds.   Each series  will  be  entitled  to

recover,  through  the ITC approved by one or  more  QROs,  QTEs,

based  on  a specified principal amount of Transition  Bonds  for such  series,  including interest at the  coupon  rate  or  rates applicable to such series.  There will be a date on which each of the  Transition Bonds is expected to be repaid and a legal  final maturity  date  by  which the Transition Bonds  must  be  repaid.

Neither  the expected final maturity nor the legal final maturity will  be  later than January 2, 2010. The expected final maturity date  may vary from the legal final maturity date due to the fact that  the ITC is calculated by taking into account such variables as  the  anticipated  level  of charge-offs,  delinquencies,  and usage,  which  may differ from the amounts actually  incurred  or achieved.



               4.   Loan

           Newco requests authority to loan West Penn up to  $670

million (the proceeds from the sale of the ITP and associated ITC revenue stream).  West Penn requests authority to issue a note of up to $670 million to Newco, at a market interest rate.  The loan will  have  interest rates and maturities that  are  designed  to provide a return to Newco of not less than Newco's effective cost

of  capital.   The  note will be subordinated to all  outstanding

West Penn debt.

               5.   Servicing Agreement

           Pursuant to a "Servicing Agreement" between West  Penn

and the Special Purpose LLC, West Penn will act as the "servicer"

of  the ITC revenue stream and, in this capacity, West Penn will,

among  other  things, (a) bill customers and make collections  on behalf  of  the  Special  Purpose LLC,  and  (b)  file  with  the

Pennsylvania PUC for adjustment to the ITC to achieve a level which allows for full recovery of QTEs in accordance with the

amortization  schedule for each series of Transition  Bonds.   It

should  be  noted  that  West  Penn may  subcontract  with  other companies to carry out some of its servicing responsibilities, so long  as  the ratings of the Transition Bonds are neither reduced nor  withdrawn.  West Penn will be retained under  the  Servicing

Agreement  to  collect  and manage the  ITP  and  associated  ITC revenues  and  to make appropriate filings with the  Pennsylvania

Public Utility Commission.



          West Penn will be entitled to compensation, in the form

of   a   "servicing  fee",  for  its  servicing  activities   and

reimbursement for certain of its expenses in the manner set forth

in  the  documentation applicable to each series.   In  order  to

satisfy  the rating agency requirements for a "bankruptcy remote"

entity,  the  servicing fee must be an "arms-length"  fee,  which would  be  reasonable and sufficient for a third party performing

similar  services.   The rating agency requirement  is  meant  to

assure that the subsidiaries would be able to stand on their  own and  accordingly  the fee must be sufficient to  retain  a  third party servicer if for any reason West Penn could not continue  to perform  these services.  As a result, the servicing fee will  be set  at  an  annual level of not more than 2% of the  outstanding

amount   of   the  Transition  Bonds.   As  additional  servicing

compensation,  West Penn will retain all investment  earnings  on

ITC  collections from the time of collection until  the  time  of remittance to the Collection Account.



           Any  successor  to West Penn pursuant to  any  merger,

consolidation,  bankruptcy, reorganization  or  other  insolvency proceeding  will  be  required to assume West Penn's  obligations under  the Sale and Servicing Agreement and under the Competition

Act.   Amounts collected by West Penn in respect of the ITC  will be  remitted monthly (or possibly more frequently if required  by the rating agencies) to the Collection Account.



          E.   Service Agreement with APSC

            Personnel   employed  by  Allegheny   Power   Service

Corporation ("APSC") will provide ministerial services on an  as-

needed  basis  to the Special Purpose LLC and Newco  pursuant  to administrative  service agreements ("Service Agreements")  to  be entered into between Special Purpose LLC and APSC, and Newco  and

APSC.   The  services  to be provided will consist  primarily  of

corporate  housekeeping matters relating to the  Special  Purpose

LLC  and  Newco  such  as providing notices  required  under  its

Transition  Bond documentation, maintaining corporate  books  and records  and  maintaining authority to do business in appropriate jurisdictions.  Under the Service Agreements, Special Purpose LLC

and  Newco will reimburse APSC for the cost of services provided,

computed  in  accordance with Rules 90 and 91 under the  Act,  as well as applicable rules and regulations.



                     F.    Formation  of  New  Subsidiaries  Will
               Benefit   Shareholders   and   Will   Not   Unduly
               Complicate the Holding Company Structure___

           In  order  to receive a high rating on the  Transition

Bonds, and thereby achieve all of the benefits of securitization,

the  ITP must be transferred to a bankruptcy remote entity  in  a

true   sale.   However,  the  transfer  of  the  ITP  in  a  sale

transaction  raises  associated  federal  and  state  income  tax concerns, principally whether the transfer is a sale or  exchange

that  causes  recognition  of taxable income.   In  some  similar

transactions,  ITP  has been sold to a limited liability  company which  was wholly-owned by the transferor without an intermediate

transfer   to  another  entity.   Those  transactions   are   not
recognized  as sales for federal income tax purposes because  the limited liability company elects to be taxed as a division of its

single   member,  the  transferor,  rather  than  as  a  separate

taxpaying  corporation.  Therefore, the sale is recognized  as  a true sale for bankruptcy purposes, but is disregarded for federal income tax purposes.  The election of a limited liability company to  be treated as a division of its single member has broader tax implications, in that the two companies are taxed as  one  on  an ongoing basis.



           Pennsylvania follows the federal income  tax  approach

with  respect to the taxation of single member limited  liability companies. As a result, if West Penn were to transfer the ITP  to

a   single  member  limited  liability  company  that  it  owned,

Pennsylvania  would ignore the true sale of the ITP between  West

Penn  and  its wholly-owned limited liability company  for  state corporate income tax purposes.  However, the income that  Special

Purpose  LLC  would  receive from the ITC  collections  would  be

combined   with   West  Penn's  income  for  both   federal   and

Pennsylvania income tax purposes.  At 9.99%, Pennsylvania has one of  the  highest corporate income tax rates in the United States.

As  such, West Penn would be faced with the prospect of incurring this high corporate income tax rate on the collections of the ITC by Special Purpose LLC.  In  order to be more tax efficient, West

Penn  is  seeking authority to transfer the ITP to a wholly-owned domestic corporation domiciled in a state other than Pennsylvania

("Newco"),  in  exchange for stock of Newco.   Newco  would  then

transfer the ITP to Special Purpose LLC, a single member  limited liability company that it owns, in a true sale.  For state income tax  purposes,  the  transfer of the ITP to Special  Purpose  LLC would be ignored because Special Purpose LLC would elect to taxed

as   a  division  of  Newco.   Moreover,  the  income  from   the

collections  of the ITP by Special Purpose LLC would be  combined with  the  income of Newco for tax purposes in a state which  has little or no corporate income tax.

           This  transaction, and transfers  of  the  ITP,  would

satisfy  the  true  sale  requirements of bankruptcy  law,  while providing  savings from federal and state income tax standpoints.

The  QRO  authorizes  West  Penn to recover  $670  million  ($630 million  in  the  event of merger with DQE, Inc.)  plus  interest thereon,  through ITC collections.  The state income tax  savings of  the  proposed  transaction would be 9.99%  (the  Pennsylvania corporate income tax rate), less the tax rate, if any, in Newco's state  of  domicile, multiplied by the amount of ITC collections.

These  savings are expected to exceed $65 million dollars over  a nine-year period.



            The   use   of   multiple  entities   to   effectuate

securitization is not unprecedented.  In California, each utility sold  its  transition property to a wholly-owned special  purpose

Delaware  limited liability company ("Note Issuer").   Each  Note

Issuer  issued  bonds, secured by the transition property,  to  a

Delaware business trust ("Trust") formed for the purpose of  each

transaction.   Each  Trust,  in  turn,  issued  certificates   of

beneficial  ownership to the public, the proceeds of  which  were

used  to  purchase the bonds issued by Note Issuer.    This  two-

entity  structure  was  created in  response  to  the  California statute  authorizing  the  issuance  of  what  were  called  rate reduction bonds.  West Penn likewise desires to utilize  multiple entities in order to comply with the statutory framework  of  its

state   of  domicile,  including  Pennsylvania's  corporate   tax

structure.

           In  the future, Newco will also provide a vehicle  for

investment  in  unregulated activities  outside  of  West  Penn's regulated public utility entity.  This is becoming common as  the industry confronts deregulation.



           The creation of Newco and Special Purpose LLC will not

unduly  complicate the holding company structure of Allegheny  in that they are necessary in order to create the true sale required

by   the   rating  agencies,  while  providing  the  income   tax

efficiencies  described  above.   Moreover,  Newco  and   Special

Purpose  LLC  will  be wholly-owned by West  Penn,  and  will  be

included in West Penn's consolidated financial statements.   They

will  have  no  debt or securities issued to the public  or  non-

Allegheny affiliates, other than the Transition Bonds.  The costs

of  operating Newco will be minimal.   West Penn anticipates that

the  costs  would be under $10,000 per year.  In light  of  these small costs, the limited purposes and activities of each company,

West Penn believes that the creation of Newco and Special Purpose

LLC  will not unduly complicate the holding company structure  of

Allegheny, and accordingly requests authorization to create Newco and  Special Purpose LLC and engage in the transactions described above.



          G.   Use of Proceeds

            West  Penn  currently  anticipates  using  the  gross

proceeds from the sale of ITP funded by the $670 million (or $630 million  in  the event of a merger with DQE, Inc.) of  Transition

Bonds  as follows.  West Penn will utilize the gross proceeds  to pay  issuance  and  refinancing costs.  West Penn  will  use  the remaining  proceeds  principally  to  reduce  its  transition  or stranded  costs  by reducing its existing capitalization  through the retirement of outstanding debt, the retirement and repurchase of preferred stock and the reduction of common shareholder equity through stock buy backs and/or dividends.

           The  specific steps taken by West Penn to  reduce  its

capitalization will depend, in large part, on the date  on  which the  proceeds from the sale of Transition Bonds become available,

the  then prevailing market conditions, and circumstances at that

time,   including  but  not  limited  to  the  overall  financial

circumstances  of West Penn and other financial  activities  that may  be  in  progress or planned, as well as the advice  of  West

Penn's financial advisors.

                            SIGNATURE



           Pursuant  to  the requirements of the  Public  Utility

Holding  Company  Act of 1935, the undersigned company  has  duly caused  this  statement  to  be  signed  on  its  behalf  by  the undersigned thereunto duly authorized.


                              WEST PENN POWER COMPANY


                              By    /s/ Thomas K. Henderson
                                   Thomas K. Henderson, Esq.
                                   Vice President



Dated: April 29, 1999